UNIT 1614, NORTH TOWER, CONCORDIA PLAZA

NO 1 SCIENCE MUSEUM ROAD, TSIM SHA TSUI EAST, KOWLOON

HONG KONG

July 18, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Telecommunications

100 F Street, NE
Washington, D.C. 20549-0405
Attn: Charles Eastman, Senior Staff Accountant

Re:	SGOCO Group, Ltd.
Registration Statement on Form F-1 Filed June 29, 2018 File No. 333-225977

Dear Mr. Eastman:

SGOCO Group, Ltd.(“SGOC” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated July 17, 2018, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your Comment Letter followed by our response.

Form F-1 filed June 29, 2018

Financial Statements for the Years Ended December 31, 2017

Note 9 - Acquisition of subsidiary and deposits paid for acquisition of subsidiaries

(c) Acquisition of Century Skyway , page 111

1. It appears that the acquisition of Century Skyway Limited is significant based on the purchase price. Tell us how you evaluated the significance of the acquisition in determining if audited financial statements and pro forma information should be included in the filing. Refer to Rule 3-05 of Regulation S-X.

Response: The purchase price for Century Skyway is approximately US$35 million, which accounts for approximately 35% of the Company’s total assets at December 31, 2016 (the end of the latest fiscal year prior to the acquisition). Financial statements and pro forma financial information of Century Skyway are presented in the Form 6-K/A filed with SEC on June 29, 2018.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please note that attached hereto as Exhibit A is the written acknowledgement by the Company. If you have any further comments or require any further information or if any questions should arise in connection with this submission, please email me at xsb@sgoco.com and copy our vice president Mr. Tony Zhong at tonyzhong@sgoco.com.

Very truly yours,

/s/ Raleigh Siu Lau
Raleigh Siu Lau, Chief Executive Officer
SGOCO Group, Ltd.

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 17, 2018 with respect to the Form F-1, File No. 333-225977, filed on June 29, 2018 by the Company, the undersigned hereby acknowledges that in connection with the submission of this response filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SGOCO Group, Ltd.

By:	/s/ Raleigh Siu Lau
Name:	Raleigh Siu Lau
Title:	President and Chief Executive Officer